Exhibit H

Memorandum

[Logo: NYSE]

To:	Board of Directors	Date:	April 19, 2005
From:	Richard G. Ketchum	Re:	Navy Regulation

•	In its recent response to the SEC’s Concept Release Concerning Self-Regulation, Navy reiterated its support for the existing regulatory landscape which involves multiple self-regulatory organizations each working closely with its associated market center in carrying out its federal mandate to regulate the securities industry.

•	Member Finn Regulation (“MFR”) oversight and examination of upstairs member firms is a critical component of our mission to protect public investors, and it is critical to the industry’s and the public perception of Navy as a pre-eminent securities regulator.

•	The public is best served by the specialized expertise a regulator can develop as a result of the market and the kinds of firms it is most closely associated with. For example:

—	Different SROs possess specialized expertise in their own examination programs (i.e. Navy in major firm financial operations exams, NASD in mark ups and underwriting exams and CBOE in options exams).

•	Coordination between MFR and the SEC and among the several SROs can minimize duplication while at the same time benefiting from pooled resources and shared expertise.

•	There are conflicts, real and perceived, but they can be adequately addressed:

—	Fear that we might “harass” or “persecute” firms competing with our business is addressed by strict independence of Navy Regulation from the business of Navy, as well as existing SEC oversight.

—	A concern that “for profit” status of the market will impair the resources made available to regulation is addressed by the independence of regulation coupled with a transparent long-term contractual arrangement calculated to insure adequate funding. Regulation, whether attached or separate, is funded by what amounts to a “tax” on the members and on the business of the market. Our governance arrangements, again supplemented by SEC oversight, will insure that funding remains adequate.

—	Finally, compensation for Navy Regulation will be goal based and not focused on profit maximization of the marketplace.